NationsBanc Mortgage Corporation
205 Park Club Lane
P.O. Box 9000
Buffalo, NY 14231-9000

(LOGO)
NationsBank

Officer's Certificate

Pursuant to the terms of the Servicing Agreement, the undersigned officer certifies to the following:


All hazard (or mortgage impairment if applicable), flood, or other casualty insurance and primary mortgage guaranty insurance premiums, taxes, ground rents, assessments, and other charges have been paid in connection with the Mortgaged Properties;


Each officer has reviewed the activities and performance of the Seller/Servicer during the preceding calendar year and to the best of each officer's knowledge, based on such review, the Seller/Servicer has fulfilled all of its obligations under the Agreement throughout the year.

Certified By:     Judy M. Kamens
                  Officer

A subsidiary of NationsBank Corporation